As Filed with the Securities and Exchange Commission on  February 6, 2009

Securities Act File No. 333-155864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No. __ ☐
Post-Effective Amendment No. 1 ☒

DWS BALANCED FUND
(Exact Name of Registrant as Specified in Charter)

345 Park Avenue
New York, NY  10154
(Address of Principal Executive Offices) (Zip Code)

212-454-6778
(Registrant’s Area Code and Telephone Number)

John Millette, Secretary
One Beacon Street
Boston, Massachusetts 02108
(Name and Address of Agent for Service)

With copies to:

David A. Sturms, Esq. Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

This amendment to the Registration Statement on Form N-14 filed with the Commission on February 4, 2009 (Accession No. 0001193125-09-018685; 1933 Act Registration Number 333-155864), is being filed solely in order to add, as Exhibit 14b to the Registration Statement, the Consent of PricewaterhouseCoopers. The prospectus and statement of additional information included in the Registration Statement are incorporated herein by reference.

DWS BALANCED FUND

PART C – OTHER INFORMATION

Item 15.	Indemnification.

Article IV of the Registrant's Amended and Restated Declaration of Trust (“Declaration of Trust”) (Exhibit (1), which is filed herein) provides in effect that the Registrant will indemnify its officers and trustees under certain circumstances. However, in accordance with Section 17(h) and 17(i) of the Investment Company Act of 1940 and its own terms, said Article of the Declaration of Trust does not protect any person against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Each of the trustees who is not an "interested person" (as defined under the Investment Company Act of 1940) of Registrant (a "Non-interested Trustee") has entered into an indemnification agreement with Registrant, which agreement provides that the Registrant shall indemnify the Non-interested Trustee against certain liabilities which such Trustee may incur while acting in the capacity as a trustee, officer or employee of the Registrant to the fullest extent permitted by law, now or in the future, and requires indemnification and advancement of expenses unless prohibited by law. The indemnification agreement cannot be altered without the consent of the Non-interested Trustee and is not affected by amendment of the Declaration of Trust. In addition, the indemnification agreement adopts certain presumptions and procedures which may make the process of indemnification and advancement of expenses more timely, efficient and certain. In accordance with Section 17(h) of the Investment Company Act of 1940, the indemnification agreement does not protect a Non-interested Trustee against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Registrant has purchased insurance policies insuring its officers and trustees against certain liabilities which such officers and trustees may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and trustees by way of indemnification against such liabilities, subject to certain deductibles.

On April 5, 2002, Zurich Scudder Investments, Inc. ("Scudder"), the investment adviser, now known as Deutsche Investment Management Americas Inc., was acquired by Deutsche Bank AG, not including certain U.K. Operations (the "Transaction").  In connection with the Trustees' evaluation of the Transaction, Deutsche Bank agreed to indemnify, defend and hold harmless Registrant and the trustees who were not "interested persons" of Scudder, Deutsche Bank or Registrant (the "Non-interested Trustees") for and against any liability and claims and expenses based upon or arising from, whether in whole or in part, or directly or indirectly, any untrue statement or alleged untrue statement of a material fact made to the Independent Trustees by Deutsche Bank in connection with the Non-interested Trustees' consideration of the Transaction, or any omission or alleged omission of a material fact necessary in order to make statements made, in light of the circumstances under which they were made, not misleading.

Deutsche Investment Management Americas Inc. ("DIMA"), the investment advisor, has agreed, subject to applicable law and regulation, to indemnify and hold harmless the Registrant against any loss, damage, liability and expense, including, without limitation, the advancement and payment, as incurred, of reasonable fees and expenses of counsel (including counsel to the Registrant and counsel to the Non-interested Trustees) and consultants, whether retained by the Registrant or the Non-interested Trustees, and other customary costs and expenses incurred by the Registrant in connection with any litigation or regulatory action related to possible improper market timing or other improper trading activity or possible improper marketing and sales activity in the Registrant ("Private Litigation and Enforcement Actions"). In the event that this indemnification is unavailable to the Registrant for any reason, then DIMA has agreed to contribute to the amount paid or payable by the Registrant as a result of any loss, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of DIMA and the Registrant with respect to the matters which resulted in such loss, damage, liability or expense, as well as any other relevant equitable considerations; provided, however, if no final determination is made in such action or proceeding as to the relative fault of DIMA and the Registrant, then DIMA shall pay the entire amount of such loss, damage, liability or expense.

In recognition of its undertaking to indemnify the Registrant, DIMA has also agreed, subject to applicable law and regulation, to indemnify and hold harmless each of the Non-interested Trustees against any and all loss, damage, liability and expense, including without limitation the advancement and payment as incurred of reasonable fees and expenses of counsel and consultants, and other customary costs and expenses incurred by the Non-interested Trustees, arising from the Private Litigation and Enforcement, including without limitation:

1. all reasonable legal and other expenses incurred by the Non-interested Trustees in connection with the Private Litigation and Enforcement Actions, and any actions that may be threatened or commenced in the future by any person (including any governmental authority), arising from or similar to the matters alleged in the Private Litigation and Enforcement Actions, including without limitation expenses related to the defense of, service as a witness in, or monitoring of such proceedings or actions;

2. all liabilities and expenses incurred by any Non-interested Trustee in connection with any judgment resulting from, or settlement of, any such proceeding, action or matter;

3. any loss or expense incurred by any Non-interested Trustee as a result of the denial of, or dispute about, any insurance claim under, or actual or purported rescission or termination of, any policy of insurance arranged by DIMA (or by a representative of DIMA acting as such, acting as a representative of the Registrant or of the Non-interested Trustees or acting otherwise) for the benefit of the Non-interested Trustee, to the extent that such denial, dispute or rescission is based in whole or in part upon any alleged misrepresentation made in the application for such policy or any other alleged improper conduct on the part of DIMA, any of its corporate affiliates, or any of their directors, officers or employees;

4. any loss or expense incurred by any Non-interested Trustee, whether or not such loss or expense is otherwise covered under the terms of a policy of insurance, but for which the Non-interested Trustee is unable to obtain advancement of expenses or indemnification under that policy of insurance, due to the exhaustion of policy limits which is due in whole or in part to DIMA or any affiliate thereof having received advancement of expenses or indemnification under that policy for or with respect to a matter which is the subject of the indemnification agreement; provided, however, the total amount which DIMA will be obligated to pay under this provision for all loss or expense, will not exceed the amount that DIMA and any of its affiliate actually receive under that policy or insurance for or with respect to a matter which is the subject of the indemnification agreement; and

5. all liabilities and expenses incurred by any Non-interested Trustee in connection with any proceeding or action to enforce his or her rights under the agreement, unless DIMA prevails on the merits of any such dispute in a final, nonappealable court order.

DIMA is not required to pay costs or expenses or provide indemnification to or for any individual Non-interested Trustee (i) with respect to any particular proceeding or action as to which the Board of the Registrant has determined that such Non-interested Trustee ultimately will not be entitled to indemnification with respect thereto, or (ii) for any liability of the Non-interested Trustee to the Registrant or its shareholders to which such Non-interested Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Non-interested Trustee's duties as a Trustee of the Registrant as determined in a final adjudication in such proceeding or action. In addition, to the extent that DeAM has paid costs or expenses under the agreement to any individual Non-interested Trustee with respect to a particular proceeding or action, and there is a final adjudication in such proceeding or action of the Non-interested Trustee's liability to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Non-interested Trustee's duties as a Trustee of the Registrant, such Non-interested Trustee has undertaken to repay such costs or expenses to DIMA.

Item 16.	Exhibits.
1.		Amended and Restated Agreement and Declaration of Trust dated June 2, 2008. (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on December 2, 2008.)
2.		By-laws dated April 1, 2008. (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on December 2, 2008.)
3.		Not applicable.
4.		Not applicable.
5.	(a)	Text of Share Certificate. (Incorporated by reference to Post-Effective Amendment No. 49 to the Registrant's Registration Statement.)
	(b)	Redesignation of Series dated November 16, 2005. (Incorporated by reference to Post-Effective Amendment No. 59 to Registrant's Registration Statement.)
(c)
Redesignation of Classes of Shares of Beneficial Interest and Amended and Restated Establishment and Designation of Classes of Shares of Beneficial Interest dated May 10, 2006.  (Incorporated by reference to Post-Effective Amendment No. 70 to Registrant's Registration Statement.)

6.	(a)
Amended and Restated Investment Management Agreement between the Registrant and Deutsche Asset Management Americas Inc. dated May 1, 2008.  (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on December 2, 2008.)

(b)
Sub-Advisory Agreement between Deutsche Investment Management Americas Inc. and Deutsche Asset Management International GmbH dated April 1, 2008.  (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on December 2, 2008.)

7.
Underwriting and Distribution Services Agreement between the Registrant and Scudder Distributors, Inc. dated March 15, 2005 (Incorporated by reference to Post-Effective Amendment No. 59 to the Registration Statement.)

8.	(a)
Form of Retirement Agreement between the Registrant and each of Donald Dunaway, James Edgar, Robert Hoffman and Shirley Peterson dated November 14, 2007. (Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement.)

Item 16.	Exhibits.
	(b)	Indemnification and Reimbursement Agreement between the Registrant and DIMA dated November 14, 2007. (Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement.)
9.
Master Custodian Agreement, dated November 17, 2008, between the Registrant and State Street Bank and Trust Company.  (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 4, 2009.)

10.	(a)
Rule 12b-1 Plan between Scudder Total Return Fund (Class A Shares) and Scudder Distributors, Inc. dated July 1, 2001.  (Incorporated by reference to Post-Effective Amendment No. 58 to Registrant’s Registration Statement.)

(b)
Amended and Restated Rule 12b-1 Plan between Scudder Total Return Fund (Class C Shares) and Scudder Distributors, Inc. dated July 1, 2001.  (Incorporated by reference to Post-Effective Amendment No. 58 to Registrant’s Registration Statement.)

(c)
Shareholder Services Agreement for Class A, Class B and Class C dated April 5, 2002 between Scudder Total Return Fund and Scudder Distributors, Inc. (Incorporated by reference to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement.)

(d)
Amended and Restated Rule 12b-1 Plan between Scudder Total Return Fund (Class R shares) and Scudder Distributors, Inc. dated October 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 61 to the Registrant’s Registration Statement.)

(e)
Amended and Restated Rule 12b-1 Plan between Scudder Total Return Fund (Class B shares) and Scudder Distributors, Inc. dated October 1, 2004. (Incorporated by reference to Post-Effective Amendment No. 65 to Registrant’s Registration Statement.)

	(f)	Amended and Restated Multi-Distribution System Plan (Rule 18f-3 Plan), dated September 22, 2004. (Incorporated by reference to Post-Effective Amendment No. 65 to the Registration Statement.)
11.		Opinion and Consent of Vedder Price P.C. (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 4, 2009.)
12.		Form of Tax Opinion and Consent of Willkie Farr & Gallagher LLP. (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 4, 2009.)
13.	(a)	Agency Agreement. (Incorporated by reference to Post-Effective Amendment No. 49 to Registrant’s Registration Statement.)

Item 16.	Exhibits.
(b)
Supplement to Agency Agreement between Registrant and Investors Fiduciary Trust Company dated June 1, 1997.  (Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement.)

	(c)	Supplement to Agency Agreement dated January 1, 1999. (Incorporated by reference to Post-Effective Amendment No. 57 to Registrant’s Registration Statement.)
(d)
Transfer Agency and Service Agreement between Registrant and Scudder Service Corporation dated March 15, 2005.  (Incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement.)

	(e)	Second Amendment to the Agency Agreement dated March 13, 2006. (Incorporated by reference to Post-Effective Amendment No. 70 to Registrant’s Registration Statement.)
	(f)	Administrative Services Agreement with Zurich Scudder Investments, Inc., dated July 1, 2001. (Incorporated by reference to Post-Effective Amendment No. 58 to Registrant’s Registration Statement.)
(g)
Fund Accounting Agreement between the Registrant and Scudder Fund Accounting Corporation dated December 31, 1997.  (Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement.)

	(h)	Letter of Indemnity to the Scudder Funds dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement.)
	(i)	Letter of Indemnity to the Scudder Funds dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement.)
	(j)	Letter of Indemnity to the Independent Trustees dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement.)
(k)
Form of Mutual Fund Rule 22c-2 Information Sharing Agreement between DWS Scudder Distributors, Inc. and certain financial intermediaries. (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 4, 2009.)

(l)
Form of Expense Limitation Agreement between the Registrant and Deutsche Investment Management Americas Inc.  (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 4, 2009.)

Item 16.	Exhibits.
(m)
Amended and Restated Administrative Services Agreement between the Registrant and Deutsche Investment Management Americas, Inc. dated October 1, 2008.  (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 4, 2009.)

14.	(a)	Consent of Ernst & Young LLP. (Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 4, 2009.)
	(b)	Consent of PricewaterhouseCoopers is filed herein.
15.		Not applicable.
16.		Power of Attorney, previously filed on December 2, 2008.
17.		Not applicable.
Item 17.		Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

INDEX OF EXHIBITS

EXHIBIT NUMBER	EXHIBIT TITLE
14b	Consent of PriceWaterhouseCoopers

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York, and State of New York, on the 6th day of February 2009.

DWS BALANCED FUND

By:	/s/Michael G. Clark
Michael G. Clark
President

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 6, 2009.

Signature	Title
/s/Michael G. Clark	President
Michael G. Clark
/s/Paul Schubert	Chief Financial Officer and Treasurer
Paul Schubert
Dawn-Marie Driscoll*	Chairperson and Director
Dawn-Marie Driscoll
John W. Ballantine *	Director
John W. Ballantine
Henry P. Becton, Jr.*	Director
Henry P. Becton, Jr.
Keith R. Fox*	Director
Keith R. Fox
Paul K. Freeman *	Director
Paul K. Freeman
Kenneth C. Froewiss*	Director
Kenneth C. Froewiss
Richard J. Herring*	Director
Richard J. Herring
William McClayton*	Director
William McClayton

	Signature	Title

	Rebecca W. Rimel*	Director
Rebecca W. Rimel
	Axel Schwarzer*	Director
Axel Schwarzer

	William N. Searcy, Jr.*	Director
William N. Searcy, Jr.

	Jean Gleason Stromberg*	Director
Jean Gleason Stromberg

	Robert H. Wadsworth*	Director
Robert H. Wadsworth

*By	/s/John Millette**
John Millette**

**Attorney-in-fact pursuant to the power of attorney previously filed